Pioneering the World's Smartest Stores

Our 24/7, autonomous stores can be delivered anywhere they fit injust days, come fully stocked, and can be tailored to nearly anyretail vertical

✓ 5X higher margins
✓ 50X faster to open
✓ $44.8M in pre-orders



Invest now

Offering Circular (For US Investors)   Form C

Price with Bonus Shares	Days untill bonus shares end
~~$4.49~~ **$3.14**	**13** Days

We already received **$44.8 million** in potential revenue pre-orders for our smart stores after opening this deal to the public.

PROBLEM

Convenience stores are Stuck in the past

Did you know that the convenience store industry has the potential to make **$654 billion** [1] in sales **each year?** That's a crazy amount of money! However, there are a few problems that are holding the industry back from reaching its full potential. Our team is working hard to tackle these issues and become the go-to solution for business owners and entrepreneurs.



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Cost to Build	$50K - $350K	$750K - $1.5M
Build Time	7 Days	12-16 Months
Inventory	300 - 1,600 SKUs	300 - 1,000 SKUs
Footprint (sq. ft.)	160 - 600	3,450-5,400
Theft-proof	✓	✕
Flexible/Easy to Relocate	✓	✕

Our Smart Stores can 5X Business Margins

Our smart stores are fully automated, run themselves 24/7, and our AI can anticipate inventory and customer needs. They can fit nearly anywhere and can be opened in just a week. Customers will love the lack of crowds, easy in-app ordering, and drive-up convenience.

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✓ Lower costs

Lower costs across the board - less real estate, no construction, no staffing

✓ Flexible

Our smart stores are flexible - they can fit in more places and be relocated easily

✓ 24/7 automation

24/7 automation is more convenient for customers and eliminates theft

✓ Fast

Customers can drive-through or order on the app and pick up their order in 1.5 minutes









The labor shortage slows hiring

Finding people to staff stores, especially for 24/7 stores, is getting harder and harder. Many tasks like restocking and inventory are labor intensive, which require more employees and drive up costs.





Shoplifting costs



retailers $100B[3]

Shoplifting and robberies are a constant threat for store owners. Losing money to theft is especially burdensome when margins are tight. And the risk of crime is a threat to employees and customers alike.



Jan   Mar   May   Jul   Sep

Stock price increase*

TRACTION

$44.8M in potential revenue lined up

The market is demanding our solution. We received **deliver our** for our smart stores after opening this deal to the public. That represents $44.8M in potential revenue. We aim to deliver our first Smart Stores in Q4 2024.



We are patenting the best solution for automating reality in the future.

Automation is a win-win. People are increasingly on the go and want quicker, cheaper, and more convenient solutions, while business owners want more sales and lower costs. Automation delivers, which is why companies from Nordstrom to Amazon are embracing it. We do it better.






No crowds


Customers don't have to search through aisles


Touchless experience


No manual restocking


Flexibility


Smaller retail footprint


Pharmacies


Electric & Gas Stations


Pet supply stores


Events & Concerts


Storage lockers


Malls

convenience store industry's biggest problems

There are 152,000 convenience stores in the U.S. doing $654B in sales each year[4]. This is a huge market for us to disrupt.

Not only are our smart stores an upgrade over existing stores, but we lower the barrier to entry for new owners, making it easier to access this market's revenue potential.





Invest now

Bonus Shares	Bonus Start Date	Bonus Finish Date	Price Per Share	Effective Price
30%	1-Sep	27-Sep	$4.49	$3.14
20%	28-Sep	12-Oct	$4.49	$3.59
15%	13-Oct	30-Oct	$4.49	$3.82
10%	31-Oct	17-Nov	$4.49	$4.04
5%	18-Nov	5-Dec	$4.49	$4.27
0%	6-Dec	12/14/2023 or close	$4.49	$4.49













other businesses.

Tech Licensing

MEET THE LEADERSHIP TEAM

The Team

Shoushana Ohanessian

President of Autonomous Solutions, Inc., Co-Founder

See more

Shahan Ohanessian

CEO of Autonomous Solutions, Inc. Co-Founder

See more

Andres Munoz

Board of Advisors of Autonomous Solutions, Inc.

See more

Leadership Expertise

- Software, Technology, and SaaS
- Strategic thinkers and visionaries
- E-commerce & Omnichannel

Leadership Tenure























- Retail analytics & forecasting
- Regulatory compliance

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VenHub
VenHub

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FAQ

What is VenHub and what makes it unique?

How does VenHub work?

What is the revenue model for VenHub?

What types of businesses can benefit from VenHub?

How long does it take to install a VenHub store?

What is the cost to build a VenHub store?

What is the monthly operating cost for a VenHub store?

How many SKUs does VenHub offer?

What sets VenHub apart from other convenience stores?

How does VenHub ensure the safety and security of customers?

What is the expansion plan for VenHub?

What are the environmental benefits of VenHub?

What sets VenHub apart from other retail businesses?

How does VenHub plan to compete with larger retail chains?

How will VenHub ensure that its stores are safe and secure for both customers and employees?

What types of products will be available in VenHub stores?

How does VenHub plan to scale its business globally?

What makes VenHub a good investment opportunity?

How does VenHub ensure that its stores are fully stocked with products?

How does VenHub plan to build and maintain relationships with its customers?

How will VenHub ensure that its stores are accessible to all customers, including those with disabilities?

What are the long-term goals of VenHub?

Why invest in startups?

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What are the tax implications of an equity crowdfunding investment?

Who can invest in a Regulation CF Offering?

What do I need to know about early-stage investing? Are these investm

When will I get my investment back?

Can I sell my shares?